                                    --------------------------------
                                            SEC FILE NUMBER
                                               811-6590
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One):           |_|   Form 10-KSB      |_|   Form 20-F         |_|   Form 11-K        |_|   Form 10-Q
                           |_|   Form 10-D        |_|   Form N-SAR        |X|   Form N-CSR

         For Period Ended:           October 31, 2006
                           --------------------------------

|_|      Transition Report on Form 10-K                      |_|      Transition Report on Form 10-Q
|_|      Transition Report on Form 20-F                      |_|      Transition Report on Form N-SAR
|_|      Transition Report on Form 11-K

         For the Transition Period Ended:  ________________________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ________________________________

PART I - REGISTRANT INFORMATION

Morgan Stanley Insured Municipal Income Trust
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Full Name of Registrant

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Former Name if Applicable
 1221 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)
 New York, New York  10020
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City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;
          (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or
                   Form N-CSR, or portion thereof, will be filed on or
|X|                before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition
                   report on Form 10-Q or subject distribution report on Form
                   10-D, or portion thereof, will be filed on or before the
                   fifth calendar day following the prescribed due date; and
          (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of a recent determination that certain transfers of municipal securities by the Trust, previously accounted for as sales, do not qualify for sale treatment and should be accounted for as secured borrowings. The Trust is not able to finalize its financial statements for a timely filing of its Form
N-CSR without unreasonable effort or expense. Upon resolution of this matter
Deloitte and Touche LLP, the Trust's independent registered public accounting firm, will complete its audit. The Trust's Form N-CSR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Francis J. Smith                               201                                 830-8373
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                (Name)                                (Area Code)                        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                       |X|      Yes           |_|      No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       |_|      Yes           |X|      No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Morgan Stanley Insured Municipal Income Trust
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 29, 2006           By: Francis J. Smith
                                    Name: Francis J. Smith
                                    Title: Chief Financial Officer and Treasurer